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J. PATRICK LOOFBOURROW (858) 550-6089 loof@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

October 4, 2007

United States Securities and Exchange Commission Mail Stop 3561 100 F Street N.E. Washington, D.C. 20549
Attn:	John Reynolds Jay Williamson Raj Rajan
RE:	Genoptix, Inc. Registration Statement on Form S-1 (File No. 333-144997) Amendment filed September 10, 2007

Dear Messrs. Reynolds, Williamson and Rajan:

We are submitting this letter on behalf of our client, Genoptix, Inc. (the "Company"), to respond supplementally to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 2, 2007 (the "Comment Letter") with respect to Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-1 (File No. 333-144997) (the "Registration Statement"), originally filed with the Commission on July 31, 2007. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company will incorporate the revisions noted below in Amendment No. 2 ("Amendment No. 2") to the Registration Statement, which the Company intends to file with the Commission as soon as reasonably practicable. Except where otherwise noted, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Managements Discussion and Analysis

Critical Accounting Policies and Estimates, page 43

  1.
  We reviewed your response to our prior comment 35. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosures to address the following issues:

  a.
  Please quantify and disclose the amount of changes in estimates of 2005 contractual adjustments that you recorded during 2006.

  b.
  Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure at page 43 as shown in Attachment A hereto, which is marked to show changes from Amendment No. 1 as filed with the Commission on September 10, 2007.

Financial Statements

Notes to Financial Statements

Basis of Presentation and Principles of Consolidation, F-7

  2.
  We reviewed your response to our prior comment 87. Please revise your disclosure to include portions of your response. Specifically, include a brief discussion of how you considered EITF 97-2 and met the requirements for a controlling financial interest and how your accounting treatment for the professional services agreement with Cartesian is appropriate. Revise your discussions in MD&A as appropriate.

Response:    The Company acknowledges the Staff's comment and proposes to revise the disclosure at pages 40, F-7 and F-8 as shown in Attachment B hereto, which is marked to show changes from Amendment No. 1 as filed with the Commission on September 10, 2007.

******

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 550-6089 or to Charles Bair at (858) 550-6142.

Sincerely,

/s/ J. Patrick Loofbourrow

J. Patrick Loofbourrow

Attachments

cc:
Tina S. Nova, Ph.D., Genoptix, Inc.
Douglas A. Schuling, Genoptix, Inc.
Christian V. Kuhlen, M.D., J.D., Genoptix, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP

2

  Attachment
  A

Seasonality

        The majority of our testing volume is dependent on patient visits to hem/oncs' offices and other healthcare providers. Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume of testing tends to decline due to adverse weather conditions, such as excessively hot or cold spells or hurricanes or tornados in certain regions, consequently reducing revenues and cash flows in any affected period. Therefore, comparison of the results of successive periods may not accurately reflect trends for successive periods.

Critical Accounting Policies and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.

        We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements. For a summary of all of our accounting policies, including the policies discussed below, see Note 1 of our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

        We recognize revenues in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

        Our specialized diagnostic services are performed based on a written test requisition form and revenues are recognized once the diagnostic services have been performed, the results have been delivered to the ordering physician, the payor has been identified and eligibility and insurance have been verified. These diagnostic services are billed to various payors, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals, and individuals. We report revenues from contracted payors, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, the published fee schedules. We report revenues from non-contracted payors, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount expected to be collected from non-contracted payors is recorded as a contractual allowance to arrive at net revenues. The expected revenues from non-contracted payors are based on the historical collection experience of each payor or payor group, as appropriate. In each reporting period, we review our historical collection experience for non-contracted payors and adjust our expected revenues for current and subsequent periods accordingly. During the years ended December 31, 2004, 2005 and 2006, we did not make any significant adjustments to our original revenue estimates for prior periods. During the six months ended June 30, 2007, we recorded a change in our estimate to reduce contractual allowances by $938,000, $508,000 of which relates to revenues recorded in 2006. This change in estimate related to only non-contracted payors and resulted from improvements to our billing systems and collection processes that were implemented in 2006. As of June 30, 2007, we had uncollected accounts receivable of approximately $3.9 million from non-contracted payors. A hypothetical 1% change in our estimated amount to be collected from non-contracted payors would result in a $39,000 change in our financial position and results of operations.

        From inception through May 2005, we recorded revenues related to several research agreements with the U.S. Government or its agencies on a cost-plus basis. Revenues from these agreements were recognized as research costs were incurred over the period specified in the related agreement.

43

Attachment
B

blood and bone marrow testing services. In furtherance of this objective, our growth strategy has the following key elements:

  •
  expand our organization and infrastructure by increasing our personnel and expanding our sales and other infrastructure to enable us to visit more hem/oncs more frequently;

  •
  leverage our existing infrastructure to increase operating efficiencies by taking advantage of economies of scale, and volume discounts;

  •
  expand service offerings to hem/oncs by being first to market with new technologies and innovations; and

  •
  pursue additional collaborations and acquisitions to supplement our business.

        As a specialized diagnostic service provider, we rely extensively on our high quality of service to promote and maintain our relationships with our community-based hem/oncs. We compete primarily on the basis of the quality of testing, reporting and information systems, reliability in patient sample transport, reputation in the medical community and access to our highly qualified hempaths. Our primary competitors include hospital pathologists, esoteric testing laboratories, national reference laboratories and academic laboratories.

        We believe the key challenges in being able to continue to increase our market share, revenues and profitability are our ability to continue to hire and retain qualified sales representatives, key management and other personnel, Cartesian's ability to hire and retain hempaths, changes in reimbursement levels for our specialized diagnostic services, changes in regulations, payor policies and contracting arrangements with payors, increased competition from competitors attempting to replicate our key service offerings, our ability to scale our internal infrastracture, our ability to maintain and strengthen our relationships with our hem/onc customers, and our ability to continue to improve our operational, financial and management controls and reporting systems and procedures.

        To address these challenges, our management is focused upon expanding our sales organization as the primary driver for our continued growth while maintaining our existing hem/onc customer relationships. Our management tracks and measures the general buying patterns of our hem/onc customers (including cases per month and revenues and cost of revenues per case) and is focused on adding additional sales resources in key markets to enhance our penetration in those markets. Our management is also engaged in ensuring Cartesian is focused on recruiting, hiring, and retaining hempaths to provide the professional services component to support continued growth. Management tracks the turn-around-time on all of its services as a means to ensure there are resources available to meet our hem/onc customer's turn-around-time requirements. Management measures the levels and timeliness of reimbursement from third party payors and reviews on a monthly basis the levels of receivables and average time for collections, as well as cost and margin trends to ensure that investments in the company's infrastructure and personnel are in line with current sales levels.

Consolidated Financial Statement Presentation

        The following paragraphs provide a brief description of the most significant items that appear in our consolidated statements of operations. As of January 1, 2006, the date the PSA with Cartesian became effective, we determined we had a controlling financial interest in Cartesian and began to consolidate the results of Cartesian based on the criteria under Emerging Issues Task Force, or EITF, Issue No. 97-2, Physician Practice Management Entities and Certain Other Entities with Contractual Management Agreements. All intercompany accounts have been eliminated in consolidation. For a summary of our analysis under EITF Issue No. 97-2, see Note 1 of our consolidated financial statements included elsewhere in this prospectus.

40

Genoptix, Inc.
Notes to Consolidated Financial Statements

(in thousands, except per share amounts. Information as of June 30, 2007 and thereafter and for the Six Months Ended June 30, 2006 and 2007 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization and Principles of Consolidation

        Genoptix, Inc., or the Company, was incorporated in Delaware on January 20, 1999. Genoptix, Inc. does business as Genoptix Medical Laboratory. The Company operates as a certified "high complexity" clinical laboratory in accordance with the federal government's Clinical Laboratory Improvement Amendments of 1988, or CLIA, and is dedicated to the delivery of clinical diagnostic services to hematologist/oncologist physician customers.

Basis of Presentation and Principles of Consolidation

        The Company's industry is highly regulated. The manner in which licensed physicians can organize to perform and bill for medical services is governed by state laws and regulations. Business corporations, like the Company, often are not permitted to employ physicians to practice medicine or to own corporations that employ physicians to practice medicine or to otherwise exercise control over the medical judgments or decisions of physicians.

        In California, where the Company's revenue is generated, the Company is not permitted to directly own a medical operation, it performs only non-medical administrative and support services and does not exercise influence or control over the practice of medicine. The Company provides its medical services through Cartesian Medical Group, or Cartesian, an entity that it manages, and it is this entity that employs the physicians who provide medical services on behalf of the Company. The relationship between the Company and Cartesian is governed by the Clinical Laboratory Professional Services Agreement, or PSA, entered into by the Company and Cartesian on December 31, 2005 and which became effective on January 1, 2006. Under the PSA, Cartesian provides all medical services and the Company exclusively manages all non-medical aspects, including entering into all contracts. All claims, demands and rights to charge, bill and collect for medical services rendered are assigned from Cartesian to the Company. The Company is specifically responsible for billing and collections of all charges for the medical services rendered and provides Cartesian certain services, including payroll, laboratory and medical office space, non-medical business functions, such as supplies, utilities and insurance. In addition, any changes in the number of physicians or physician compensation are subject to the Company's approval. Under the provisions of the PSA, the Company records the revenue assigned to it and expenses the cost of the services provided by it. The PSA is automatically renewed on a yearly basis but may be terminated by the Company at any time on 60 days' prior notice, and either party may terminate the PSA upon an uncured material breach by the other party. Prior to entering into the PSA on December 31, 2005, the Company contracted with individual physicians who provided medical services in connection with the clinical laboratory services provided by the Company. The change in the legal relationship between the physicians providing the medical services within the Company to members of a physician medical group had no impact on the Company's financial position or results of operations. Cartesian has no operating assets. The Company has also entered into a Succession Agreement that limits the ability of Cartesian's owner to only transfer his ownership interest in Cartesian to an entity or person designated by the Company.

        As of January 1, 2006, the date the PSA became effective, the Company determined it had a controlling financial interest in Cartesian and began to consolidate the results of Cartesian based on the criteria under Emerging Issues Task Force, or EITF, Issue No. 97-2, Physician Practice Management

F-7

Entities and Certain Other Entities with Contractual Management Agreements. All intercompany accounts have been eliminated in consolidation.

        In concluding it could consolidate the financial results of Cartesian, the Company reviewed its relationship with Cartesian under the provisions of the PSA, which are summarized above, and determined it established a controlling financial interest based on the criteria of EITF Issue No. 97-2 relating to the term of the PSA; the Company's ability to exercise control over the operations of Cartesian and the relationship with the physicians (in each case other than with respect to the medical services provided by Cartesian); and the fact that the Company maintains a significant financial interest in Cartesian.

        EITF Issue No. 97-2 requires the term of the PSA be at least the entire remaining legal life of Cartesian or a period of 10 years or more. The Company determined that it met the term criteria because, as described above, termination of the PSA is in the Company's control and not Cartesian's.

        In addition, the Company determined it met the control criteria under EITF Issue No. 97-2 because, as discussed above, the Company exclusively manages all of the non-medical services provided by Cartesian. Also, any changes in the number of physicians or physician compensation are subject to the Company's approval.

        Finally, the financial interest criteria under EITF Issue No. 97-2 require that the Company be able to control the ability to sell or transfer the operations of Cartesian and the income generated by Cartesian. Under the first control criteria, EITF Issue No. 97-2 states that if a majority of the outstanding voting interest of Cartesian is owned by a nominee shareholder of the Company, then a rebuttable presumption exists that the Company controls the entity. Through the Succession Agreement discussed above, the Company meets this criteria. The Company meets the second control criteria because, as discussed above, it has been assigned the right to all the income from medical services provided by Cartesian and the Company provides all the non-medical services required.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The most significant estimates in the Company's consolidated financial statements relate to revenue recognition, allowance for doubtful accounts and stock-based compensation. Actual results could differ from those estimates.

Unaudited Interim Consolidated Financial Statements

        The accompanying interim consolidated balance sheet as of June 30, 2007, the consolidated statements of operations and cash flows for the six months ended June 30, 2006 and 2007 and the consolidated statement of stockholders' equity for the six months ended June 30, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2007 and its consolidated results of operations and cash flows for the six months ended June 30, 2006 and 2007. The consolidated results of operations for the six months

F-8

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Genoptix, Inc. Notes to Consolidated Financial Statements (in thousands, except per share amounts. Information as of June 30, 2007 and thereafter and for the Six Months Ended June 30, 2006 and 2007 is unaudited)